UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2025.

Commission File Number: 001-38763

MILLICOM INTERNATIONAL CELLULAR S.A.

(Exact Name of Registrant as Specified in Its Charter)

8400 NW 36th Street, Suite 530

Doral, FL 33166

United States

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO FURNISHED MATERIAL

Item
______

1.	Press release dated April 11, 2025.

Item 1

Convening Notice for Annual General Meeting and Extraordinary

General Meeting of Shareholders

MILLICOM INTERNATIONAL CELLULAR S.A.

Registered Address:

148-150, Boulevard de la Pétrusse

L-2330, Grand Duchy of Luxembourg

– R.C.S. Luxembourg: B40630 –

I.           NOTICE

The annual general meeting (“AGM”) and subsequent extraordinary general meeting (“EGM”) of the shareholders of MILLICOM INTERNATIONAL CELLULAR S.A. (“Millicom” or the “Company”) is hereby convened to be held at Novotel Luxembourg Centre 35 Rue du Laboratoire | L-1911 Luxembourg on Wednesday, May 21, 2025, at 1:00 p.m. Central European Time ("CET").

To attend the AGM and EGM or vote by proxy, please follow the instructions in section IV: “Right to participate at the AGM and the EGM”.

The AGM and EGM will consider and vote on the agenda points listed below. Please refer to section IX: “Notes to the Agenda Points of the AGM and EGM” to find detailed information about these proposals.

II.          AGENDA

AGM

1.	To elect the chair of the AGM and to empower the chair of the AGM to appoint the other members of the bureau of the meeting. [Note]

2.	To receive the management reports of the board of directors (the “Board”) and the reports of the external auditor on the annual accounts and the consolidated accounts for the year ended December 31, 2024.

3.	To approve the annual accounts and the consolidated accounts for the year ended December 31, 2024.

4.	To allocate the results of the year ended December 31, 2024, to the unappropriated net profits to be carried forward. [Note]

5.	To approve the distribution by Millicom of a dividend of USD 3 per share to be paid in four equal installments on or around July 15, 2025, October 15, 2025, January 15, 2026, and April 15, 2026.

6.	To discharge all the Directors of Millicom for the performance of their mandates during the year ended December 31, 2024. [Note]

7.	To set the number of Directors at 8. [Note]

8.	To re-elect María Teresa Arnal as a Director for a term ending at the annual general meeting to be held in 2026 (the "2026 AGM"). [Note]

9.	To re-elect Bruce Churchill as a Director for a term ending at the 2026 AGM. [Note]

10.	To re-elect Jules Niel as a Director for a term ending at the 2026 AGM. [Note]

11.	To re-elect Blanca Treviño de Vega as a Director for a term ending at the 2026 AGM. [Note]

12.	To re-elect Pierre-Emmanuel Durand as a Director for a term ending at the 2026 AGM. [Note]

13.	To re-elect Maxime Lombardini as a Director for a term ending at the 2026 AGM. [Note]

14.	To re-elect Justine Dimovic as a Director for a term ending at the 2026 AGM. [Note]

15.	To elect Pierre Alain Allemand as a Director for a term ending at the 2026 AGM. [Note]

16.	To elect Maxime Lombardini as Chair of the Board for a term ending at the 2026 AGM. [Note]

17.	To approve the Directors’ remuneration for the period from the AGM to the 2026 AGM. [Note]

18.	To re-elect KPMG Audit SARL and KPMG LLP (collectively, “KPMG”) as the external auditor for a term ending on the date of the 2026 AGM and to approve the external auditor remuneration to be paid against an approved account. [Note]

19.	To approve the Share Repurchase Plan. [Note]

EGM

1.	To elect the chair of the EGM and to empower the chair of the EGM to appoint the other members of the bureau of the meeting. [Note]

2.	To amend article 6 of Millicom’s articles of association (the “Articles”) to (a) authorize the Board to cancel any repurchased shares and (b) remove the reference to the Transparency Law. [Note]

3.	To amend article 7 of Millicom’s articles of association (the “Articles”) to (a) remove the reference to the Swedish Corporate Governance Code and (b) remove the requirements regarding the composition of the Nomination Committee. [Note]

4.	To amend article 8 of the Articles to reinstate the casting vote of the Chair of the Board in the event of a tie, as provided by article 444-4 (2) of the 1915 Law. [Note]

5.	To amend article 8 of the Articles to remove the requirement that written board resolutions can only be adopted in cases of urgency or exceptional circumstances. [Note]

6.	To amend article 21 of the Articles to (a) eliminate the reference to the law of 24 March 2011 on shareholder rights of listed companies and (b) allow the Board to authorize the participation of shareholders in general meetings through electronic means and video conference. [Note]

7.	To fully restate the Company’s articles of association to incorporate the amendments to the Company’s articles of association approved in the foregoing resolutions. [Note]

III.          KEY DATES

May 7, 2025	Voting Record Date and deadline to submit the Notification Form for attendance in person
May 16 2025	Deadline to submit proxies
May 16, 2025	Deadline to propose additional items to the agenda
May 21, 2025	AGM and EGM

IV.          RIGHT TO PARTICIPATE AT THE AGM AND THE EGM

The Holders of Millicom shares traded on the Nasdaq Stock Market in the US (“Nasdaq US”) under the ticker symbol TIGO (“Millicom Shareholders”) that are registered with Broadridge Corporate Issuer Solutions, Inc. (“Broadridge”), including those held by Cede & Co (“DTCC”) on May 7, 2025, at 24.00 CET (the "Voting Record Date") are eligible to participate/vote at the AGM and EGM1.

Instructions for participating and voting by Millicom Shareholders are shown below.

Millicom Shareholders eligible to participate and vote

Participation and voting at the AGM and the EGM is reserved to Millicom Shareholders duly registered with Broadridge, on the Voting Record Date (as defined above) at 24.00 CET and who comply with these procedures.

Beneficial owners. Beneficial owners of shares that are registered in the name of a nominee or broker have the right to instruct their nominee or broker on how to vote with a voter instruction form (“VIF”), or as may otherwise be established by the nominee or broker.

Beneficial owners who wish to attend the AGM and the EGM or vote directly must request the nominee or broker, that appears as the registered shareholder on the Voting Record Date, to issue a legal proxy which allows the beneficial owner to vote his or her shares directly.

Beneficial owners who do not vote via their brokers/nominees or do not have a legal proxy are not eligible to vote.

Ways to participate and deadline

1.

By proxy: registered shareholders may submit the power of attorney form (“Millicom Shareholder Proxy Form”) containing their voting instructions, such that it is received no later than on May 16, 2025.

2.

In person: the registered shareholder may submit the notification of attendance form to attend the AGM and/or the EGM in person (the “Millicom Shareholder Notification Form”), such that it is received no later than on the Voting Record Date (May 7).

1 However, notwithstanding anything to the contrary herein, the Bureau of the AGM/EGM shall have the discretionary power to exceptionally accept the voting of a shareholder at the AGM/EGM, even if the relevant proxy or notification form have a formal deficiency or was received after the deadlines contained herein.

Channels to submit the Millicom Shareholder Proxy Form and the Millicom Shareholder Notification Form

1.

Online: The Company has sent by post the invitation letter and the Millicom Shareholder Proxy Form needed to vote at the AGM and EGM. The Millicom Shareholder Proxy Form includes a control number. Votes can be cast online using the control number at https://east.proxyvote.com/pv/web.

If you consider that you are eligible to vote but you have not received the control number by post and you would like to submit your vote online, please contact Millicom at information@millicom.com.

2.

By post: The Millicom Shareholder Proxy Form and the Millicom Shareholder Notification Form can be submitted by post. The original completed, dated and signed Millicom Shareholder Proxy Form or Millicom Shareholder Notification Form should be mailed to the address provided in the form. Millicom Shareholders that choose to send the Millicom Shareholder Proxy Form or the Millicom Shareholder Notification Form by post should also send a scanned copy to information@millicom.com.

3.

By e-mail (only for the Millicom Shareholder Notification Form): Download the Millicom Shareholder Notification Form from the Millicom Website: https://www.millicom.com/our-company/governance/shareholder-meetings/. Complete, date and sign the form using an electronic signature, and send the signed form to information@millicom.com.

Millicom Shareholder Proxy Forms, Millicom Shareholder Notification Form and all supporting documents can be downloaded from Millicom’s website: https://www.millicom.com/our-company/governance/shareholder-meetings/.

Evidence of authority (for Millicom Shareholder Notification Forms only)
If a shareholder is a legal entity, the Millicom Shareholder Notification Form must be signed by a duly authorized person and sufficient evidence of the signatory’s legal power of representation must be provided. Any physical attendee at the AGM and EGM will need to bring original identification documentation (e.g., passport).

V.          SHARE CAPITAL, QUORUM, AND MAJORITY

As of April 11, 2025, Millicom had 172,096,305 outstanding shares, each with nominal value of USD 1.50, and each share is entitled to one vote. As of April 11, 2025, Millicom held 5,218,755 shares in treasury. The number of shares held in treasury by Millicom will be updated on the Voting Record Date to calculate the voting results. Voting rights attached to shares held in treasury are suspended by law.

There is no quorum of presence requirement for the AGM. The AGM agenda items are adopted by a simple majority of the shares present or represented (excluding abstentions).

The EGM will validly deliberate on the resolutions on its agenda only if at least 50% of the issued share capital is present or represented (the "Quorum") at the first meeting and will validly be adopted only if approved by at least 2/3 of the votes cast at the EGM. If the Quorum is not reached at the first meeting, the Board of Directors may convene a second extraordinary general meeting with an identical agenda as for the EGM, at which no quorum will be required, and at which the resolutions will validly be adopted if approved by at least 2/3 of the votes cast at the second EGM.

VI.          RIGHT TO PROPOSE NEW ITEMS TO THE AGENDA

One or several shareholders representing, individually or collectively, at least 10% of the share capital of Millicom reserve the right to add one or more additional items to the agenda of the AGM and/or EGM.

Such request shall be sent to the registered office of Millicom by registered mail, at least five days prior to holding of the AGM and/or EGM, i.e. no later than May 16, 2025. These rights shall be exercised in writing and such request shall be sent to the registered office of Millicom, attention: Company Secretary, by registered mail, and by e-mail to information@millicom.com.

VII.          ABILITY TO ASK QUESTIONS AHEAD OF THE AGM AND THE EGM

Shareholders have the right to ask questions about items on the agenda of the AGM and the EGM ahead of the meeting. The Company will on a reasonable-efforts basis provide responses to the questions on the Company’s website. Questions must be received by the Company by May 16, 2025. Questions must be sent by e-mail to: information@millicom.com and include the shareholder’s full name and address and proof of ownership of Millicom shares on the Voting Record Date.

VIII.          SUPPORTING DOCUMENTS AND INFORMATION

The following documents and information related to the AGM and EGM are available to shareholders at the Registered Address of Millicom and on Millicom's website www.millicom.com/our-company/governance/shareholder-meetings/:

-	this Convening Notice;

-	the Millicom Shareholder Proxy Form and the Millicom Shareholder Notification Form – Nasdaq US;

-	Millicom’s annual accounts and consolidated accounts for the year ended December 31, 2024, together with the management report(s) of the Board and the report(s) of the external auditor on the annual accounts and consolidated accounts;

-	U.S. General Federal Income Tax Considerations for U.S. holders of Millicom shares;

-	the Nomination Committee's motivated statement explaining its proposals regarding the Board and information on the proposed Directors; and

-	the draft restated articles of association of the Company.

Shareholders may also receive a copy of the above-mentioned documents by sending a request by mail to the Millicom Registered Address, attention: Company Secretary, or by e-mail to information@millicom.com.

IX.          NOTES TO THE AGENDA POINTS OF THE AGM AND THE EGM

AGM – item 1: CHAIR OF THE MEETING

Millicom's Nomination Committee proposes Mr. Alexander Koch, attorney at law (Avocat à la Cour/Rechtsanwalt), with professional address in Luxembourg, to preside over the AGM.

In the event of Mr. Alexander Koch’s absence, the Chair of the Board – or in the absence of the Chair of the Board, any member of the Board present at the AGM – shall be empowered to appoint from amongst the persons present at the AGM the individual that will preside over the AGM.

The chair of the AGM shall be empowered to appoint, from among the persons present or virtually present at the meeting the other members of the bureau of the meeting (i.e., the Secretary and the Scrutineer).

AGM – item 4-5: RESULTS ALLOCATION AND DIVIDEND DISTRIBUTION

On a parent-company basis, Millicom generated a profit of USD 75,978,184, for the fiscal year ended December 31, 2024 (the “2024 Results”). Millicom further has unappropriated net profits carried forward from previous financial years of in aggregate USD 2,300,470,064 (the “2023 Profits Carried Forward”).

On November 29, 2024, the Board declared USD 1 per share interim dividend paid on January 10, 2025, amounting to USD 172,096,305 (the “First Interim Dividend”) based on the interim report as of September 30, 2024.

In compliance with 1915 Law, the Board further proposes to allocate the 2024 Results, minus the First Interim Dividends, to unappropriated net profits to be carried forward to the financial year 2025. Taking into account the 2024 Results and the 2023 Profits Carried Forward, and after deducting the amount distributed as the First Interim Dividends, the Company would have an unappropriated net profit of USD 2,204,351,943 that will be carried forward to the following financial year.

On February 26, 2025, the Board further declared a USD 0.75 per share interim dividend to be paid on April 15, 2025, amounting to approximately USD 125 million (the “Second Interim Dividend”) based on the interim report as of December 31, 2024. In aggregate, the Company distributed a total of approximately USD 297 million as interim dividends (the “Total Interim Dividends”).

Furthermore, the Board proposes that the AGM acknowledges the Total Interim Dividends, and declares the distribution of an annual dividend from unappropriated net profits of USD 3 per share to Millicom shareholders (the “Annual Dividend”), in accordance with articles 23 of the Company’s articles of association and applicable law, to be paid in four equal installments on or around July 15, 2025, October 15, 2025, January 15, 2026, and April 15, 2026, respectively, amounting to approximately USD 500 million (the exact figure will depend on the amount of treasury shares as of the relevant dividend record date for each installment).

Sufficient reserves. The annual accounts of Millicom for the year ended on December 31, 2024, show that Millicom has sufficient funds available, in accordance with applicable law, to distribute the proposed Annual Dividend, which represents an aggregate amount of approximately USD 500 million. The Board of Directors confirms that, in the absence of losses incurred by Millicom from January 1, 2025, reducing the said unappropriated net profits below an amount of USD 500 million, and taking into consideration the Second Interim Dividend, the total proposed USD 3 per share dividend can be paid out of the unappropriated net profit (i.e. available reserves) at the date of the AGM.

Tax. In accordance with Luxembourg income tax law, the payment of the dividend will be subject to a 15% withholding tax. Millicom will withhold the 15% withholding tax and pay this amount to the Luxembourg tax administration. The dividend will be paid net of withholding tax. However, a reduced withholding tax rate may be foreseen in a double tax treaty concluded between Luxembourg and the country of residence of the shareholder, or an exemption may be available in cases where the Luxembourg withholding tax exemption regime conditions are fulfilled. These shareholders should contact their advisors regarding the procedure and the deadline for a potential refund of the withholding tax from the Luxembourg tax administration.

The United States Federal Income Tax Considerations for U.S. holders of Millicom shares can be found on Millicom’s website.

1.	First Installment Dividend Payment

1.1.	Eligible shareholders. The first installment of dividend payment will be paid to shareholders who are registered in the U.S. with Broadridge (including DTCC) on July 8, 2025, at 23.59 CET (the "First Installment Dividend Record Date").

1.2.	Ex-Dividend Date. The ex-dividend date is on July 8, 2025. The last trading day on which shares acquired will be eligible to receive the first installment of dividend payment, will be July 7, 2025.

1.3.	Currency. The dividends will be paid in USD.

1.4.	Payment Date. The first installment of dividend payment is planned on or around July 15, 2025.

2.	Second Installment Dividend Payment

2.1.	Eligible shareholders. The second installment of dividend payment will be paid to shareholders who are registered in the U.S. with Broadridge (including DTCC), on October 8, 2025, at 23.59 CET (the "Second Installment Dividend Record Date").

2.2.	Ex-Dividend Date. The ex-dividend date is on October 8, 2025. The last trading day on which shares acquired will be eligible to receive the second installment of dividend payment, will be October 7, 2025.

2.3.	Currency. The dividends will be paid in USD.

2.4.	Payment Date. The second installment of dividend payment is planned on or around October 15, 2025.

3.	Third Installment Dividend Payment

3.1.	Eligible shareholders. The third installment of dividend payment will be paid to shareholders who are registered in the US with Broadridge (including DTCC), on January 8, 2026, at 23.59 CET (the "Third Installment Dividend Record Date").

3.2.	Ex-Dividend Date. The ex-dividend date is on January 8, 2026. The last trading day on which shares acquired will be eligible to receive the third installment of dividend payment, will be January 7, 2026.

3.3.	Currency. The dividends will be paid in USD.

3.4.	Payment Date. The second installment of dividend payment is planned on or around January 15, 2026.

4.	Fourth Installment Dividend Payment

4.1.	Eligible shareholders. The third installment of dividend payment will be paid to shareholders who are registered in the US with Broadridge (including DTCC), on April 8, 2026, at 23.59 CET (the "Fourth Installment Dividend Record Date").

4.2.	Ex-Dividend Date. The ex-dividend date is on April 8, 2026. The last trading day on which shares acquired will be eligible to receive the fourth installment of dividend payment, will be April 7, 2026.

4.3.	Currency. The dividends will be paid in USD.

4.4.	Payment Date. The second installment of dividend payment is planned on or around April 15, 2026.

AGM – item 6: DISCHARGE OF DIRECTORS FOR THEIR PERFORMANCE

To discharge of all the current and former Directors of Millicom who served at any point in time during the financial year ended December 31, 2024, for the performance of their mandates.

AGM – items 7-16: ELECTION OF THE DIRECTORS

The Nomination Committee proposes that the Board shall consist of eight (8) directors.

The Nomination Committee proposes that María Teresa Arnal, Bruce Churchill, Justine Dimovic, Pierre-Emmanuel Durand, Maxime Lombardini, Jules Niel and Blanca Treviño de Vega be re-elected as Directors of Millicom for the term beginning at the AGM and ending at the 2026 AGM.

The Nomination Committee proposes that Pierre Alain Allemand be elected as a new Director of Millicom for the term beginning at the AGM and ending at the 2026 AGM.

Tomas Eliasson has decided not to seek re-election as a Director of Millicom.

The Nomination Committee, supported by the Board, proposes that Maxime Lombardini be elected as Chair of the Board for a term beginning at the AGM and ending at the 2026 AGM.

The Nomination Committee's motivated statement regarding the Board’s composition is available on Millicom's website.

AGM – item 17: DIRECTORS’ REMUNERATION POLICY AND FEES

Directors’ Remuneration Policy

In proposing remuneration for the Directors, the Nomination Committee considers many factors, including the size and complexity of the business, the number of board and committee meetings, the amount of responsibility related to each role, regulatory requirements, as well as market practice.

Directors appointed to Board Committees receive cash-based compensation for each appointment. Share-based compensation is also provided to Board members in the form of fully paid-up shares of Millicom common stock. There is no retention, vesting or other condition attached to the shares. Such shares are provided from the Company’s treasury shares or alternatively issued within Millicom’s authorized share capital exclusively in exchange for allocation from the premium reserve (i.e., for nil consideration from the relevant Directors). Share-based compensation is calculated by dividing the approved remuneration by the average Millicom closing share price on the Nasdaq Stock Market in the US for the three-month period ending on April 30, 2025, provided that shares shall not be issued below par value.

Notwithstanding the above, for any period where a Director is also an employee of Millicom, no remuneration is paid to that Director beyond any compensation received as an employee of Millicom.

Directors’ Remuneration

The Nomination Committee proposes the compensation for the period from the date of the AGM to the date of the 2026 AGM, as follows:

	Number of paid positions	Cash 2024/2025 (USD)	Shares 2024/2025 (USD)	Total cost
Chair of the Board (1 individual)*	1	250,000		250,000
Board members (7 members)*	4	55,000	105,000	640,000
Audit and Compliance Committee chair (1 individual)**	1	45,000	-	45,000
Audit and Compliance Committee members (2 members)**	2	22,500	-	45,000
Compensation and Talent Committee chair (1 individual)**	1	25,000	-	25,000
Compensation and Talent Committee members (2 members)**	1	12,500	-	12,500
Total				1,017,000

*Not payable to Directors affiliated to Atlas, except for Chair of the Board’s fees

**Final number of committee members to be set by the Board and subject to modification.

AGM – item 18: ELECTION OF THE AUDITOR AND FEES

The Nomination Committee, in accordance with the recommendation of Millicom’s Audit and Compliance Committee, proposes that KPMG be re-elected as external auditor for a term beginning at the AGM and ending at the 2026 AGM.

The Audit and Compliance Committee conducted a tender of external audit firms in Q1 2024.

The Nomination Committee proposes that the auditor’s remuneration be paid against an approved account.

AGM – item 19: SHARE REPURCHASE PLAN

It is proposed that the meeting resolves to approve a share repurchase plan on the following terms:

1.	To authorize the Board, at any time between May 21, 2025 and the date of the 2026 annual general meeting of shareholders, to repurchase Millicom's common shares, hereafter individually and collectively referred to as the “Shares”, in accordance with applicable laws and regulations in force, and in particular the Luxembourg law of 10 August 1915 on commercial companies, as amended from time to time (the "Luxembourg Commercial Companies Law") (the " Share Repurchase Plan"), and subject to the following conditions:

2.	The transactions under the Share Repurchase Plan may be carried out by any permitted means, including but not limited to entering into market, off-market, over-the-counter and mutual agreement transactions, through payment in cash or in kind, using distributable profits, available reserves, new shares issue, derivative financial instruments or any other financing mechanism.

3.	While the primary purpose of the Share Repurchase Plan is set out below, the Share Repurchase Plan may be carried out for all purposes allowed, or which would become authorized by, the applicable law and regulations.

4.	The maximum number of Shares that may be acquired shall not exceed ten per cent (10%) of Millicom's outstanding share capital as of the date when the start of the share repurchase program is announced by press release.

5.	Repurchase transactions under the Share Repurchase Plan may be made at acquisition prices per Share as follows:

a.	For Shares repurchased on a regulated market where the shares are traded, the price per Share shall be within the registered interval for the share price prevailing at any time (the so-called spread), that is, the interval between the highest buying rate and the lowest selling rate of the Shares on the market on which the purchases are made.

b.	For any other Shares repurchased, the price per share may not exceed 110% of the most recent closing trading price of the Shares on the Nasdaq Stock Market in the U.S., provided that the minimum repurchase price is above USD 1.5.--).

6.	The Share Repurchase Plan may not have the effect of reducing Millicom's net assets and reserves under the limit required by the Luxembourg Commercial Companies Law or the Articles of Association of the Company.

7.	Only fully paid-up Shares may be included in repurchase transactions made under the Share Repurchase Plan.

The primary purposes of this resolution are to provide the Board with more options in its efforts to deliver long-term shareholder value and total shareholder return, and to provide a method to secure availability of Shares for Board remuneration and Millicom’s share-based incentive plans.

The Board is hereby authorized to:

(i)	transfer all or part of the Shares repurchased under the Share Repurchase Plan to employees of the Millicom Group in connection with any existing or future Millicom share-based incentive plans,

(ii)	cancel the repurchased Shares and Shares held in treasury from Shares repurchased under previous Share repurchase plans,

(iii)	use the purchased Shares to meet obligations arising from debt financial instruments exchangeable into equity instruments,

(iv)	use the repurchased Shares as consideration for merger and acquisition purposes, including joint ventures and the buy-out of minority interests in Millicom’s subsidiaries or joint ventures, as the case may be, in accordance with the limits set out in the Luxembourg Commercial Companies Law, and

(v)	any other purpose not expressly prohibited by applicable law.

All powers are hereby granted to the Board, with the power to delegate and substitute, to ensure the implementation of this authorization, conclude all agreements, carry out all formalities and make all declarations with regard to all authorities and, generally, do all that is necessary or proper for the execution of any decisions made in connection with this authorization.

The Share Repurchase Plan supersedes and replaces all other previous share repurchase plans of Millicom, which are deemed cancelled.

EGM – item 1: CHAIR OF THE EGM

It is proposed, in line with the Nomination Committee proposal for the AGM to be held on the same day, for Mr. Alexander Koch, attorney at law (Avocat à la Cour/Rechtsanwalt), with professional address in Luxembourg, to preside over the EGM.

In case of absence of Mr. Alexander Koch, the Chair of the Board of Directors of Millicom or, in the absence of the Chair of the Board of Directors, any member of the Board of Directors present at the EGM, shall be empowered to appoint from amongst the persons present at the EGM the individual that will preside over the EGM.

The Chair of the EGM shall be empowered to appoint the other members of the Bureau (i.e., the Secretary and the Scrutineer) amongst the persons present or virtually present at the meeting.

EGM – item 2: CANCELLATION OF TREASURY SHARES AND REMOVAL OF REFERENCE TO TRANSPARENCY LAW

In the context of the Share Repurchase Program announced by the Board on November 29, 2024, the Company has considerably increased the number of treasury shares, and it is proposed to grant the Board the authority to cancel treasury shares if it deems it necessary and subject to financial capability.

Furthermore, it is proposed to remove the reference to the Transparency Law, as this law is no longer applicable to the Company’s shares following the delisting of its Swedish Depository Receipts from Nasdaq Stockholm (the “Delisting”), effective From March 17, 2025.

Therefore, it is proposed to amend article 6 of the articles of association of the Company to read as follows:

Article 6. Shares.

The shares will be in the form of registered shares.

The Company's shares may be held in electronic format in accordance with the requirements of the stock exchanges on which the Company's shares may be listed from time to time or may be represented by physical share certificates.

Every holder of shares shall be entitled, without payment, to receive one registered certificate for all such shares or to receive several certificates for one or more of such shares upon payment for every certificate after the first of such reasonable out-of-pocket expenses as the Board may from time to time determine. A registered holder who has transferred part of the shares comprised in his registered holding shall be entitled to a certificate for the balance without charge.

Share certificates shall be signed by two Directors. But such signatures may be either manual, or printed, or by facsimile. The Company may issue temporary share certificates in such form as the Board may from time to time determine.

Shares of the Company shall be registered in the register of the Shareholders which shall be kept by the Company or by one or more persons designated therefor by the Company; such register shall contain the name of each holder, his residence or elected domicile and the number of shares held by him. Every transfer and devolution of a share shall be entered in the register of the Shareholders.

The shares shall be freely transferable.

Transfer of shares shall be effected by delivering the certificate or certificates representing the same to the Company along with an instrument of transfer satisfactory to the Company or by written declaration of transfer inscribed in the register of the Shareholders, dated and signed by the transferor, or by persons holding suitable powers of attorney to act therefore.

Every Shareholder must provide the Company with an address to which all notices and announcements from the Company may be sent. Such address will also be entered in the register of the Shareholders.

In the event that such Shareholder does not provide such an address, the Company may permit a notice to this effect to be entered in the register of the Shareholders and the Shareholder's address will be deemed to be at the registered office of the Company, or such other address as may be so entered by the Company from time to time, until another address shall be provided to the Company by such Shareholder. The Shareholder may, at any time, change his address as entered in the register of the Shareholders by means of a written notification to the Company at its registered office or at such other address as may be set by the Company from time to time and notice thereof given to the Shareholders.

The Company will recognize only one holder of a share of the Company. In the event of joint ownership, the Company may suspend the exercise of any right deriving from the relevant share until one person shall have been designated to represent the joint owners vis-a-vis the Company.

If any shareholder can prove to the satisfaction of the Company that his share certificate has been mislaid, lost, stolen or destroyed, then, at his request, a duplicate certificate may be issued under such conditions as the Company may determine subject to applicable provisions of the Law.

Mutilated share certificates may be exchanged for new ones on the request of any shareholder. The mutilated certificates shall be delivered to the Company and shall be annulled immediately.

The Company may repurchase its shares of common stock using a method approved by the Board of the Company in accordance with the Law and the rules of the stock exchange(s) on which the Company's common stock may be listed from time to time. The Board is authorized to cancel the repurchased shares of common stock.

EGM – item 3: REMOVAL OF SWEDISH CODE REFERENCE AND NOMINATION COMMITTEE REQUIREMENTS

Following the Delisting, the Swedish Corporate Governance Code (the “Swedish Code”) is no longer applicable to the Company, and it is proposed to remove the reference to the Swedish Code from the Articles.

Further, it is proposed that the last two paragraphs of article 7 of the Articles be deleted, removing (a) the requirement that the Company comply with the nomination committee rules of the Swedish Code, so long as such compliance does not conflict with applicable law or stock exchange rules, and (b) certain rights of shareholders holding at least 20% of the issued and outstanding shares of the Company in the event that the Company does not comply with the nomination committee rules of the Swedish Code.

Following the proposed amendment of article 7 of the articles of association, the Board or a committee thereof would be authorized to propose Board members for approval by the AGM.  The amended article 7 of the articles of association of the Company shall read as follows:

Article 7. Board.

The Company will be administered by a Board composed of at least 6 (six) members. Members of the Board need not be shareholders of the Company. The Directors, and the chair of the Board (the “Chair”), will be elected by the general meeting of shareholders (“General Meeting”), which will determine their number, for a period not exceeding 6 (six) years, and they will hold office until their successors are elected. Where a legal person is appointed as a director (the “Legal Entity”), the Legal Entity must designate a natural person as permanent representative (représentant permanent) who will represent the Legal Entity as a member of the Board in accordance with article 441-3 of the Law. In the event of a vacancy on the Board, the remaining Directors may meet and may elect by majority vote a director to fill such vacancy until the next General Meeting.

EGM – items 4 and 5: REINSTATEMENT OF CASTING VOTE AND FACILITATION OF WRITTEN RESOLUTIONS

It is proposed to amend paragraph 7 of article 8 of the Articles to reinstate the casting vote of the Chair of the Board in the event of a tie.  The casting vote of the Chair in the event of a tie is established in provision of article 444-4 (2) of the 1915 Law; however, the Articles currently include a provision eliminating the casting vote.

Additionally, it is proposed to amend paragraph 8 of article 8 of the Articles to remove the requirement that written board resolutions can only be adopted in case of urgency or exceptional circumstances, in order to simplify the adoption of unanimous resolutions and increase flexibility in the adoption of Board decisions.

The amended article 8 of the articles of association of the Company shall read as follows:

Article 8. Meetings of the Board.

The Board may choose a secretary, who need not be a director, and who shall be responsible for keeping minutes of the meetings of the Board and of the resolutions passed at the General Meeting.

The Board will meet upon call by the Chair. A meeting of the board must be convened if any two Directors so require.

The Chair shall preside at all meetings of the Board of the Company, except that in his absence the Board may elect by a simple majority of the Directors present another Director or a duly qualified third party as Chair of the relevant meeting.

Except in cases of urgency or with the prior consent of all those entitled to attend, at least 3 (three) days' written notice of board meetings shall be given. Any such notice shall specify the time and place of the meeting and the nature of the business to be transacted. No such written notice is required if all the members of the Board are present or represented during the meeting and if they state to have been duly informed, and to have had full knowledge of the agenda of the meeting. The written notice may be waived by the consent in writings, whether in original, by telefax, or e-mail to which an electronic signature (which is valid under the Law) is affixed, of each member of the Board. Separate written notice shall not be required for meetings that are held at times and places determined in a schedule previously adopted by resolution of the Board.

Every Board meeting shall be held in Luxembourg or at such other place as the Board may from time to time determine.

Any member of the Board may act at any meeting of the Board by appointing in writing, whether in original, by telefax, or e-mail to which an electronic signature (which is valid under the Law) is affixed, another Director as his or her proxy.

A quorum of the Board shall be the presence of 4 (four) of the Directors holding office. Decisions will be taken by the affirmative votes of a simple majority of the Directors present or represented.

Notwithstanding the foregoing, a resolution of the Board may also be passed in writing. Such resolution shall be unanimously approved by the Directors and shall consist of one or several documents containing the resolutions either (i) signed manually or electronically by means of an electronic signature which is valid under Luxembourg law or (ii) agreed upon via a consent in writing by e-mail to which an electronic signature (which is valid under Luxembourg law) is affixed. The date of such a resolution shall be the date of the last signature or, if applicable, the last consent.

Any Director may participate in a meeting of the Board by conference call, video conference or similar means of communication equipment whereby (i) the Directors attending the meeting can be identified, (ii) all persons participating in the meeting can hear and speak to each other, (iii) the transmission of the meeting is performed on an on-going basis and (iv) the directors can properly deliberate, and participating in a meeting by such means shall constitute presence in person at such meeting. A meeting of the Board held by such means of communication will be deemed to be held in Luxembourg.

EGM – item 6: REMOVAL OF REFERENCE TO LAW OF 24 MARCH 2011 ON SHAREHOLDER RIGHTS AND ALLOWING PARTICIPATION IN SHAREHOLDER MEETINGS THROUGH ELECTRONIC MEANS

Following the Delisting, the law of 24 March 2011 on shareholder rights of listed companies is no longer applicable and, therefore, it is proposed to eliminate this reference from paragraph 5 of article 21 of the Articles.

Additionally, it is proposed to amend paragraph 5 of article 21 of the Articles to allow the Board to authorize the participation of shareholders in general meetings through electronic means and video conference if it considers this necessary.

The amended article 21 of the articles of association of the Company shall read as follows:

Article 21. Procedure, Vote.

The Shareholders will meet upon call by the Board or the auditor or the auditors made in the forms provided for by the Law. The notice will contain the agenda of the General Meeting.

If all the Shareholders are present or represented at the General Meeting and if they state that they have been informed of the agenda of the General Meeting, the General Meeting may be held without prior notice.

A Shareholder may act at any General Meeting by appointing another person who need not be a Shareholder as its proxy in writing whether in original, by telefax, or e-mail to which an electronic signature (which is valid under the Law) is affixed.

The Shareholders may vote in writing (by way of voting bulletins) on resolutions submitted to the General Meeting provided that the written voting bulletins include (i) the last name, first name, address and the signature of the relevant Shareholder, (ii) the indication of the shares for which the shareholder will exercise such right, (iii) the agenda as set forth in the convening notice and (iv) the voting instructions (approval, refusal, abstention) for each point of the agenda. In order to be taken into account, the original or electronic copy of the voting bulletins must be received by the Company within the time period set by the Company's Board, or, absent any time period set by the Board, at least 72 (seventy-two) hours before the relevant General Meeting.

The Board may authorize and arrange for the Shareholders to exercise their voting rights and participate in a General Meeting by means of a video conference or by electronic means ensuring their identification. Such means must satisfy technical characteristics which ensure effective participation in the meeting whose deliberations shall be transmitted without interruption. The participation of Shareholders and the exercise of their voting rights by electronic means shall ensure notably any, some or all of the following forms of participation:

a) a real-time transmission of the Shareholders' General Meeting;

b) a real-time two-way communication enabling Shareholders to address the General Meeting from a remote location; and

c) a mechanism for casting votes, whether before or during the General Meeting, without the need to appoint a proxy who is physically present at the General Meeting.

Any Shareholder who participates in a General Meeting through such means shall be deemed to be present at the place of the General Meeting for the purposes of the quorum and majority requirements. The use of such means allowing the Shareholders to take part in the General Meeting may be subject only to such requirements as are necessary to ensure the identification of the Shareholders and the security of the communication, and only to the extent that they are proportionate to achieving such objectives.

The Board may determine the electronic and video conference means referred to above in this Article 21 para. 5 and all other conditions that must be fulfilled in order to take part in the General Meeting in accordance with any applicable law.

The Shareholders shall be entitled at each General Meeting to one vote for every share.

No quorum is required for the General Meeting and resolutions are adopted at such General Meeting by a simple majority of the votes cast. Unless otherwise required under the Law, an extraordinary General Meeting convened to amend any provisions of the Articles or the withdrawal of the Company's shares from public listing in going-private transaction, shall not validly deliberate unless at least one half of the share capital is represented and the agenda indicates the proposed amendments to the Articles. If the first of these conditions is not satisfied, a second extraordinary General Meeting may be convened, in the manner prescribed by the Articles or by the Law. The second extraordinary General Meeting shall validly deliberate regardless of the proportion of capital represented. At both extraordinary General Meetings, resolutions, in order to be adopted, must be adopted by a two-third majority of the votes cast. Copies or extract of the minutes of the General Meetings to be produced in court will be signed by the Chair or by any two Directors.

EGM – item 7: FULL RESTATEMENT OF THE COMPANY'S ARTICLES OF ASSOCIATION

It is proposed to fully restate the Articles incorporating the above changes approved at the EGM.

The draft restated articles of association of the Company are available on the Company's website.

Board of Directors	April 11, 2025

The personal data of shareholders collected from the share register, notification of attendance to the AGM and EGM as well as information regarding representatives and advisors will be used for registration, drawing up of voting list for the AGM and EGM and, where applicable, minutes from the AGM and EGM. The personal data will be processed in accordance with the General Data Protection Regulation (Regulation (EU) 2016/679 of the European Parliament and of the Council).

For more information, please contact:

AGM/EGM Inquiries: Maria Florencia Maiori, Senior Legal Counsel information@millicom.com

Press: Sofia Corral, Director Corporate Communications press@millicom.com	Investors: Michel Morin, VP Investor Relations investors@millicom.com

About Millicom

Millicom (NASDAQ U.S.: TIGO) is a leading provider of fixed and mobile telecommunications services in Latin America. Through our TIGO® and Tigo Business® brands, we provide a wide range of digital services and products, including TIGO Money for mobile financial services, TIGO Sports for local entertainment, TIGO ONEtv for pay TV, high-speed data, voice, and business-to-business solutions such as cloud and security. As of December 31, 2024, Millicom, including its Honduras Joint Venture, employed approximately 14,000 people and provided mobile and fiber-cable services through its digital highways to more than 46 million customers, with a fiber-cable footprint over 14 million homes passed. Founded in 1990, Millicom is headquartered in Luxembourg, with its principal executive office in Doral, Florida.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A.
(Registrant)

By:	/s/ Salvador Escalón
	Name:	Salvador Escalón
	Title:	Executive Vice President, Chief Legal and Compliance Officer

Date: April 11, 2025